Klondex Completes Acquisition of the Midas Mine and Mill Complex from Newmont

NOT FOR DISTRIBUTION IN THE UNITED STATES OR RELEASE OVER U.S. NEWSWIRES

Vancouver, British Columbia – February 11, 2014 – Klondex Mines Ltd. (TSX:KDX) ("Klondex" or the "Company") today reports that the previously announced acquisition (the "Acquisition") of the Midas mine and related ore milling facility located in the State of Nevada (collectively, "Midas") from a subsidiary of Newmont Mining Corporation ("Newmont") has closed. The aggregate purchase price totaled approximately US$83 million, including a US$55 million payment to Newmont and US$28 million to replace the reclamation bond. Klondex has also issued 5 million common share purchase warrants to Newmont with a 15-year term, subject to acceleration in certain circumstances, and an exercise price of C$2.15.

Paul Huet, Klondex President and CEO, stated “Completing this transformational and highly synergistic acquisition is very exciting for us. The addition of the operating Midas mine and mill complex to our portfolio creates an enhanced platform for future growth in one of the world’s most prolific and mining-friendly jurisdictions. We believe that Fire Creek is a tremendous high-grade gold asset with substantial upside potential on its own and, through this acquisition, we have cemented a long-term milling solution, minimizing the risks associated with toll milling, and ultimately enhancing the potential for increased cash flows from our operations. We are extremely pleased to have worked with Newmont to complete the acquisition of Midas, a mine that I, along with several others on the Klondex leadership team operated, and look forward to a continued relationship.”

Klondex Chairman, Blair Schultz, added “On behalf of the board, I would like to recognize the hard work and dedication from our entire team in closing the Midas mine and mill acquisition within a short time frame. The acquisition transforms Klondex from an explorer, only a year ago, to a producer with fully-integrated operations in 2014, forever changing the face of our company and positioning us well for future success.”

The Acquisition was financed through the net proceeds of the following (collectively, the "Acquisition Financings"):

(i)

GOLD FINANCING PACKAGE: a gold financing package from subsidiaries of Franco-Nevada Corporation ("Franco-Nevada") in the amount of US$35 million, consisting of a gold purchase arrangement (the “Gold Purchase”) for 38,250 ounces of gold to be delivered by December 31, 2018, and a 2.5% NSR royalty on the Fire Creek and Midas properties commencing 2019, after the scheduled gold deliveries are completed. Under the terms of the Gold Purchase, gold deliveries will be made at the end of each month with the first delivery due on June 30, 2014. Gold deliveries will cease when the delivery of 38,250 ounces is completed on December 31, 2018. The annualized delivery schedule is detailed below:

Year	Au (ounces)
2014	6,750
2015	7,500
2016	8,000
2017	8,000
2018	8,000
Total	38,250

(ii)

DEBT: Klondex completed a private placement of C$25 million principal amount of 11.00% senior secured notes due August 11, 2017 (the "Notes") to a syndicate of lenders led by Royal Capital Management Corp. and including K2 Principal Fund LP and Jones Gable. Beginning January 31, 2015, Klondex is obligated to repay C$4 million in principal per annum, with the balance due upon maturity. Klondex also issued to the Note holders a total of 3.1 million common share purchase warrants that have a three year term and an exercise price of C$1.95. The security granted for the performance of the obligations under the Notes and the Gold Purchase rank pari passu.

(iii)

EQUITY: Klondex previously completed a private placement of 29.4 million subscription receipts at an issue price of C$1.45 per subscription receipt for total gross proceeds of approximately C$42.6 million. The subscription receipts automatically converted into common shares on a one-for-one basis in accordance with their terms upon closing of the Acquisition.

In connection with the Acquisition Financings, Klondex repaid in full from existing working capital the C$7 million principal amount of senior unsecured notes issued in January 2013 and otherwise due in January 2015.

This news release does not constitute an offer to sell or a solicitation of an offer to buy any of the securities in the United States. The securities have not been and will not be registered under the United States Securities Act of 1933, as amended (the “U.S. Securities Act”) or any state securities laws and may not be offered or sold within the United States unless registered under the U.S. Securities Act and applicable state securities laws, unless an exemption from such registration is available.

Advisors
GMP Securities L.P. acted as financial advisor to Klondex and its Board of Directors in connection with the Acquisition and Acquisition Financings. The Company's legal advisors are Bennett Jones LLP and Dorsey & Whitney LLP.

About Klondex Mines Ltd. (www.klondexmines.com)
Klondex Mines is focused on the exploration, development and production of its high quality gold and silver projects. The company is operating an ongoing bulk sampling program at its Fire Creek gold project located in north central Nevada. Fire Creek is in a mining-friendly jurisdiction, with onsite power and mining infrastructure, and near major producers. Midas, Klondex’ newly acquired operating mine and milling facility are located 112 miles north of Fire Creek. As at February 11, 2014, the Company had 109 million shares issued and outstanding and 137 million shares fully diluted.

About Midas
Midas is an underground gold and silver mine located in north central Nevada, between Elko and Reno. Newmont acquired Midas through its merger with Normandy in 2002. The mine is fully-permitted, with a 1200 tpd mill onsite.

For More Information
Klondex Mines Ltd.
Paul Huet
President & CEO
775-284-5757
investors@klondexmines.com

Alison Tullis
Manager, Investor Relations
647-233-4348
atullis@klondexmines.com

Cautionary Note Regarding Forward-Looking Information
This news release contains certain information that may constitute forward-looking information under applicable Canadian securities legislation, including information about current expectations regarding the completion of the post-closing items, cash flow from operations and the upside potential of the Fire Creek Project and the Company and the benefits of the Acquisition. This forward-looking information entails various risks and uncertainties that are based on current expectations, and actual results may differ materially from those contained in such information. These risks and uncertainties include, but are not limited to, the risks and hazards associated with environmental compliance and permitting for its existing underground operations; the strength of the global economy; the price of gold; operational, funding and liquidity risks; the degree to which mineral resource estimates are reflective of actual mineral resources; the degree to which factors which would make a mineral deposit commercially viable are present; risks associated with the realization of the anticipated benefits of the Acquisition; risks associated with the integration of Midas into Klondex's existing operations; and the ability of Klondex to fund its substantial capital requirements and operations. Risks and uncertainties about the Company’s business are more fully discussed in the Company’s disclosure materials filed with the securities regulatory authorities in Canada and available at www.sedar.com. Readers are urged to read these materials. The Company assumes no obligation to update any forward-looking information or to update the reasons why actual results could differ from such information unless required by law.